Contact: Thomas F. Cullen                                     Frederic J. Spar
         General Counsel                                      Jason Lynch
         BT Office Products International, Inc.               Kekst and Company
         847-793-7500                                         847-521-4800


FOR IMMEDIATE RELEASE


              BT OFFICE PRODUCTS INTERNATIONAL ANNOUNCES "AGREEMENT
               IN PRINCIPLE" BETWEEN SPECIAL COMMITTEE AND KNP BT


CHICAGO, ILLINOIS, May 7, 1998 - BT Office Products International, Inc. (NYSE:BTF) ("BTOPI") today announced that NV Koninklijke KNP BT ("KNP BT"), the majority owner of the outstanding capital stock of BTOPI, has reached an agreement in principle with the Special Committee of the Board of Directors of BTOPI to acquire in a cash merger the outstanding minority interest in BTOPI for $13.75 per share. The agreement is subject to definitive documentation, final board approval by BT Office Products and approval by a majority of the BTOPI public stockholders. No Hart-Scott-Rodino filing will be required to consummate the transaction.

BTOPI also announced that KNP BT has reached an agreement in principle to settle the class action lawsuits that were filed in Delaware Chancery Court challenging the transaction has been reached. This settlement is subject to Court approval.

BT Office Products International, Inc. is a leading full-service distributor of office products, serving primarily medium- and large-size businesses and institutions in major markets in both the United States and Europe. The Company distributes over 10,000 general office products, business furniture, computer supplies and accessories and promotional products, including recycled and recyclable products and items manufactured by minority-owned businesses.